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[ANALYSIS & TECHNOLOGY LETTERHEAD]

                                        For Further Information:
                                        Elaine Beckwith
FOR IMMEDIATE RELEASE                   860-599-3910, ext. 2630
                                        E-Mail:  ebeckwith@cc.atinc.com
                                        World Wide Web:  http://www.aati.com

                      ANALYSIS & TECHNOLOGY, INC. ACQUIRES
                            VECTOR RESEARCH CO., INC.

NORTH STONINGTON, CT, JULY 29, 1996--Analysis & Technology, Inc. (NASDAQ/NMS:
AATI) announced today that it has acquired privately held Vector Research Company, Inc. of Rockville, Maryland for approximately $6.5 million. Vector provides engineering and technical services primarily to U.S. Navy customers.

"Vector had revenue of more than $13 million last year, and fits very well with A&T's strategy of growing Navy business through acquisition," noted Gary Bennett, president and CEO. "We expect that the acquisition will have a non-dilutive impact on fiscal year 1997 earnings, with a positive earnings impact beginning in fiscal year 1998."

Bennett continued, "This is a good marriage. Vector's expertise in hull, mechanical, and engineering systems complements the high-end engineering services work performed by our own Engineering Technology Center (ETC). I look forward to combining the energy and expertise of the two companies in future work efforts."

The acquisition of Vector Research gives A&T a significant new capability for serving customers at the David Taylor Research Center of the Naval Surface Warfare Center, Carderock Division, in Bethesda, Maryland. The Carderock lab provides research, development, test and evaluation of new concepts and

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A&T Acquires Vector Research Co., Inc.
July 29, 1996
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technologies supporting Navy surface ships and submarines. Vector Research recently won contracts totaling approximately $60 million to provide support for ship noise quieting and super conductive technologies.

The acquisition also will add 110 employees to the more than 200 people A&T already employs in the Washington, D.C. area, which Bennett explained gives the Company greater flexibility to assemble project teams for business in this key market.

Working with clients, Analysis & Technology, Inc. provides technology-based solutions in engineering services, information technologies, and interactive multimedia training systems. The Company reported $124 million in revenue for the fiscal year ended March 31, 1996.

Except for historical information contained in this news release, the information in the release consists of forward looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include changes in Navy program funding priorities, budget reductions in defense programs, and pricing pressures from competitors and/or customers. Other risks and uncertainties are discussed in the documents filed by the Company with the Securities and Exchange Commission.

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Editors: Released on Business Wire 07/29/96